SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                             MULTI-COLOR CORPORATION
--------------------------------------------------------------------------------


                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------


                         (Title of Class of Securities)


                                   625383 10 4
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 625383 10 4                 13G                 Page  2  of 4 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOHN D. LITTLEHALE
             ###-##-####

--------  ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
             See Item 4                                                 (b)   X

--------  ----------------------------------------------------------------------
 3        SEC USE ONLY



--------  ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------  ----------------------------------------------------------------------

                              5       SOLE VOTING POWER

         NUMBER OF                       190,306
          SHARES
       BENEFICIALLY           6        SHARED VOTING POWER
         OWNED BY
           EACH                          5,000
         REPORTING
        PERSON WITH           7       SOLE DISPOSITIVE POWER

                                         190,306

                              8       SHARED DISPOSITIVE POWER

                                         5,000
--------------------------------------------------------------------------------

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               195,306
--------  ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------  ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.6%
--------  ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

             IN

--------  ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 4 Pages


ITEM 1(a)         Name of Issuer:                    Multi-Color Corporation

         1(b)     Address of Issuer's Principal Executive Office:

                  205 West Fourth Street, Suite 1140
                  Cincinnati, Ohio  45202

         2(a)     Name of Persons Filing:                     John D. Littlehale

         2(b)     Address of Principal Business Office:

                  205 West Fourth Street, Suite 1140
                  Cincinnati, Ohio  45202

         2(c)     Citizenship:              U.S.A.

         2(d)     Title of Class of Securities:      Common Stock, no par value

         2(e)     CUSIP No.:                625383 10 4

         3.       If this Statement is Filed Pursuant to Rules 13d-1(b) or
                  13d-2(b), check whether the Person Filing is a:   N/A

         4.       Ownership:

                  (a)      See Item 9 of cover page.
                  (b)      See Item 11 of cover page.
                  (c)      See Items 5-8 of cover page.

                    This Amendment No. 9 to Schedule 13G is filed solely by John
               D. Littlehale. The original Schedule 13G and all Amendments prior to Amendment No. 5 were filed by Burton D. Morgan, John C. Court, John D. Littlehale, Thomas F. Costello and John R. Voelker on the same Schedule 13G.

                    The  aggregate  number of  shares  shown in Items 5, 7 and 9 includes options exercisable within 60 days into 35,800 shares. The aggregate amount of shares shown in Items 6, 8, and 9 for John D. Littlehale includes 5,000 shares owned by Mr. Littlehale's wife of which he disclaims beneficial owner ship.

                    John C. Court, Burton D. Morgan, John D. Littlehale, John R.
               Voelker, Thomas F. Costello and Philip E. Courtier are parties to an agreement ("Agreement") with the Company pursuant to which they must offer their shares for sale to the Company, and if it declines to purchase, to the other signatories at a price based on current market prices, if any of them desires to sell shares not in compliance with Sections (e)(1)and (f) of Rule 144 promulgated under the Securities Act of 1933. Mr. Littlehale does not affirm that the Agreement operates to make the signatories thereto a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Agreement has previously been filed as an Exhibit to Registration
               Statement No. 33-15957.

         5.       Ownership of 5% or less of class:   N/A

         6.       Ownership of more than 5% on behalf of another person:  N/A

         7. Identification and classification of the subsidiary which acquired the security being reported by the parent
                  holding company:   N/A

         8.       Identification and classification of members of the
                  group:   N/A

         9.       Notice of dissolution of group:  N/A

         10.      Certification:  N/A





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 1997                                 \s\ John D. Littlehale
                                                  -----------------------------
                                                  John D. Littlehale